UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CONVIO, INC.

(Name of Subject Company (Issuer))

CARIBOU ACQUISITION CORPORATION

a wholly owned subsidiary of

BLACKBAUD, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21257W105

(CUSIP Number of Class of Securities)

Marc Chardon

Blackbaud, Inc.

2000 Daniel Island Drive

Charleston, South Carolina 29492

(843) 216-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Donald R. Reynolds, Esq.

S. Halle Vakani, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

Facsimile: (919) 781-4865

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$326,693,552	$37,440

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $16.00 per share by the sum of (x) the 18,738,889 shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc. issued and outstanding as of February 13, 2012, and (y) the 1,679,458 Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options and other rights to purchase Shares that are currently outstanding and exercisable as of February 13, 2012 and have a per share exercise price of $16.00 or less.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $37,216	Filing Party: Blackbaud, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 25, 2012 by Blackbaud, Inc., a Delaware corporation (“Parent” ), and Caribou Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Convio, Inc., a Delaware corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash, without interest thereon (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

The information set forth in the Offer, including all schedules thereto, is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 2. Subject Company Information

Item 2(b) of the Schedule TO is hereby amended and supplemented by deleting the second sentence thereto and replacing it with the following:

“As of February 13, 2012, there were 18,738,889 Shares issued and outstanding.”

Item 7. Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented by deleting the entire discussion under the heading “Source and Amount of Funds” in Section 10 of the Offer to Purchase and replacing it with the following:

“Parent expects that approximately $330 million will be required to purchase all of the issued and outstanding Shares pursuant to the Offer and approximately $14 million to pay the related fees and expenses of the Offer and the Merger. Purchaser expects to fund the purchase price and related fees and expenses with funds provided by Parent to Purchaser. Parent will use cash on hand and funds available under the Senior Secured Credit Facilities, which closed on February 9, 2012, to provide the necessary funds to Purchaser.

Parent received a debt commitment letter, dated as of January 17, 2012, from JPMorgan Chase Bank, N.A. (“JPMCB”), J.P. Morgan Securities LLC (“JPMorgan”), SunTrust Bank (“SunTrust”) and SunTrust Robinson Humphrey, Inc. (“STRH”; together with JPMorgan, the “Lead Arrangers”), with each of JPMCB, SunTrust and a syndicate of financial institutions and other entities as “Lenders,” providing for $325 million of Senior Secured Credit Facilities, subject to the conditions set forth in the debt commitment letter.

The following is a summary of certain provisions of the debt commitment letter. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the debt commitment letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO, which is incorporated herein by reference.

The debt commitment letter provided that the Senior Secured Credit Facilities would consist of (i) a $100 million term loan facility with a term of five years and (ii) a $225 million revolving credit facility with a term of five years. Pursuant to the debt commitment letter, the availability of the Senior Secured Credit Facilities would be subject to, among other things:

•	no “Company Material Adverse Effect” shall have occurred;

•

there shall not have occurred any event or condition that has had or will result in a material adverse change to the properties, business, operations, or condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole;

•	the negotiation, execution and delivery of definitive documentation for the Senior Secured Credit Facilities (collectively, the “Financing Documentation”);

•	all representations and warranties set forth in the Financing Documentation shall be true and correct in all material respects;

•	the Merger shall be evidenced by and consummated pursuant to the Merger Agreement, which shall be in form and substance satisfactory to the Lead Arrangers;

•	the payment of required fees and expenses;

•	the execution of certain guarantees and the creation of certain security interests; and

•	certain other conditions precedent usual and customary for a credit facility of a similar type or otherwise deemed appropriate by JPMCB and the Lead Arrangers.

Loans under the Senior Secured Credit Facilities were expected to bear interest, at Parent’s option, at a rate equal to the adjusted LIBOR rate or an alternate base rate, in each case, plus a spread. After Parent’s delivery of financial statements with respect to at least one full fiscal quarter ending after the closing date of the Senior Secured Credit Facilities, interest rates under the Senior Secured Credit Facilities would be based on a leverage ratio as agreed upon between Parent and the Lenders.

Pursuant to the debt commitment letter, Parent would be permitted to make voluntary prepayments with respect to the Senior Secured Credit Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). The term loans under the Senior Secured Credit Facilities would amortize 10% per annum during the first two years and 15% per annum during the final three years, in each case, in equal quarterly installments, with all remaining amounts due on the maturity date.

The debt commitment letter provided that all obligations under the Senior Secured Credit Facilities would be guaranteed by each of the existing and future direct and indirect material domestic subsidiaries of Parent. In addition, the obligations of Parent and the guarantors under the Senior Secured Credit Facilities and under any swap agreements and cash management arrangements entered into with a Lender or any of its affiliates would be secured by 100% of the capital stock of each material subsidiary (limited, in the case of material foreign subsidiaries, to 65% of the voting capital stock and 100% of the non-voting capital stock of first tier foreign subsidiaries) of Parent and the guarantors. Pursuant to the debt commitment letter, the Senior Secured Credit Facilities would contain representations and warranties, affirmative and negative covenants and events of defaults substantially similar to those in Parent’s existing Credit Agreement.

On February 9, 2012, Parent entered into an Amended and Restated Credit Agreement with the lenders referred to therein, JPMCB, as Administrative Agent, Swingline Lender and an Issuing Lender, SunTrust, as Syndication Agent, and Bank of America, N.A. and Regions Bank, as Co-Documentation Agents, with JPMorgan and STRH, as Joint Lead Arrangers and Joint Bookrunners (the “Credit Agreement”). On February 9, 2012, Parent also entered into an Amended and Restated Pledge Agreement in favor of JPMCB, as Administrative Agent for the ratable benefit of itself and the lenders referred to therein (the “Pledge Agreement”). The terms of the Credit Agreement and Pledge Agreement are consistent with those described in the debt commitment letter, except:

•

the term loan facility consists of a $100 million delayed draw term loan facility that is available, subject to the satisfaction of certain terms and conditions, from the closing date through and including September 30, 2012;

•	the revolving credit facility consists of a $190 million “dollar tranche revolving credit facility” and a $35 million “designated currency tranche revolving credit facility;”

•

dollar tranche revolving credit loans and delayed draw term loans bear interest, at Parent’s option, at a rate equal to the adjusted LIBOR rate or an alternate base rate, in each case plus a spread; swingline loans bear interest at a rate equal to an alternate base rate plus a spread or such other rate agreed to between the swingline lender and Parent; and designated currency tranche revolving credit loans bear interest at a rate equal to the adjusted LIBOR Rate plus a spread; and

•

amounts outstanding under the Credit Agreement will be guaranteed by any material domestic subsidiaries of Parent. As of the date hereof, no subsidiary of Parent guaranteed the obligations under the Credit Agreement.

The foregoing discussion of the Credit Agreement and Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement and Pledge Agreement, a copy of each of which is filed as Exhibit (b)(2) and (b)(3) to the Schedule TO, as amended from time to time, and are incorporated herein by reference.

Parent and Purchaser do not anticipate the need to seek alternate or additional sources of funding. Consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement is not conditioned upon any financing arrangements.”

Item 12. Material to be Filed as Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(b)(2) Amended and Restated Credit Agreement, dated as of February 9, 2012, by and among Parent, as Borrower, the lenders referred to therein, and JPMorgan Chase Bank, N.A., as Administrative Agent, Swingline Lender and an Issuing Lender, SunTrust Bank, as Syndication Agent, and Bank of America, N.A. and Regions Bank, as Co-Documentation Agents, with J.P. Morgan Securities LLC and SunTrust Robinson Humphrey, Inc., as Joint Lead Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.53 to the Current Report on Form 8-K filed by Parent on February 15, 2012).

(b)(3) Amended and Restated Pledge Agreement, dated as of February 9, 2012, by Parent in favor of JPMorgan Chase Bank, N.A., as Administrative Agent for the ratable benefit of itself and the lenders referred to therein (incorporated by reference to Exhibit 10.54 to the Current Report on Form 8-K filed by Parent on February 15, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2012

CARIBOU ACQUISITION CORPORATION

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Chief Financial Officer and Treasurer

BLACKBAUD, INC.

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Senior Vice President and Chief Financial Officer